Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

2003	2002	2001

Net income (loss)	$69	$(480)	$1,010

Class A Unitholders (ownership percentage)	x	99%	x	99%	X	99%

Net income (loss) allocable to Class A Unitholders	$68	$(475)	$1,000

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.01	$(0.06)	$0.13

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